UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TC BioPharm (Holdings) plc
(Name of Issuer)

ADSs / Ordinary Shares
(Title of Class of Securities)

87807D202

(CUSIP Number)

Nipro Corporation

Division of New Business Development

9-3, Honjo-nishi 3-chome

Kita-ku, Osaka

531-8510 Japan

Attention: Kimihito Minoura

81-(0)6-6375-6703

with a copy to:

John P. Crutcher, Esq.

Barton LLP

711 Third Avenue, 14th Floor

New York, New York 10017

(212-885-8858)

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

NIPRO CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)   ☐

(b)   ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

JAPAN

5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON –

38,6101

6.	SHARED VOTING POWER -

-0-

7.	SOLE DISPOSITIVE POWER –

38,6101

8.	SHARED DISPOSITIVE POWER -

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON –

38,610

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4%2

12.	TYPE OF REPORTING PERSON

CO

[1]	Prior to the time of TC Biopharm (Holdings) Plc initial public offering (February 10, 2022), Nipro Corporation held 1,930,500 Ordinary Shares of TC BioPharm (Holdings) Plc, which, giving effect to the transactions inherent in the initial public offering, represented 7.3% of the outstanding Ordinary Shares. Subsequent to the initial public offering, TC BioPharm (Holdings) Plc has conducted additional issuances of Ordinary Shares and a reverse split recapitalization such that Nipro’s holdings as of January 12, 2023 are 38,610 Ordinary Shares representing 4% of the outstanding Ordinary Shares.

[2]	Based upon a total number of outstanding Ordinary Shares of 949,958 as reported by TC BioPharm (Holdings) Plc.

ITEM 1 (a) NAME OF ISSUER:

TC BioPharm (Holdings) Plc

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR Scotland, United Kingdom

ITEM 2 (a) NAME OF PERSON FILING:

Nipro Corporation

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

9-3, Honjo-nishi 3-chome, Kita-ku, Osaka, 531-8510 Japan

ITEM 2 (c) CITIZENSHIP:

Japan

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

The class of equity securities to which this Schedule 13G relates are the ordinary shares, £0.0001 par value and ADSs related thereto (together, the “Ordinary Shares”) of TC BioPharm (Holdings) plc, a company formed in Scotland, under the Companies Act 2006 of the United Kingdom (the “Issuer”)

ITEM 2 CUSIP NUMBER:

87807D202

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)
(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4 OWNERSHIP:

(a)	AMOUNT BENEFICIALLY OWNED:

38,610

(b)	PERCENT OF CLASS:

4%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	SOLE POWER TO VOTE OR DIRECT THE VOTE

38,610

(ii)	SHARED POWER TO VOTE OR DIRECT THE VOTE

-0-

(iii)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

38,610

(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

-0-

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

X  Nipro Corporation holds, as of the date of this Schedule 13G, less than 5% of the Issuer’s outstanding Ordinary Shares.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

N/A

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2023

/s/ Kimihito Minoura

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